As filed with the Securities and Exchange Commission on October 10, 2003

                                                           File No. ____________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    ---------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

                      UNDER THE TRUST INDENTURE ACT OF 1939

                                    ---------

                          PRIMEDEX HEALTH SYSTEMS, INC.
                               (Name of Applicant)

                               1510 Cotner Avenue
                          Los Angeles, California 90025
                                 (310) 478-7800
                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


                  TITLE OF CLASS                     AMOUNT

         11.5% Series A Convertible                  $16,208,000(1)
         Subordinated Debentures
         Due June 30, 2008


            Approximate date of proposed Issuance: October _ _ , 2003


                             Howard G. Berger, M.D.
                                    President
                          Primedex Health Systems, Inc.
                               1510 Cotner Avenue
                          Los Angeles, California 90025
                                 (310) 478-7800
                     (Name and address of agent for service)

                                    ---------

                                   COPIES TO:
                              Roger A. Tolins, Esq.
                              Tolins & Lowenfels PC
                                747 Third Avenue
                            New York, New York 10017
                            Telephone (212) 421-1965
                            Facsimile (212) 888-7706


         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supercede this filing, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.


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(1) This amount equals the outstanding  principal  amount of the applicant's 10%
Series A Convertible Subordinated Debentures due June 30, 2003.

                                     GENERAL

ITEM 1. GENERAL INFORMATION

     (a)  Form of organization: corporation.

     (b) State or other sovereign power under the laws of which organized: New York.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE

         Primedex Health Systems, Inc. ("PMDX" or the "obligor" or the "applicant" or "we" or "us") failed to pay the outstanding principal amount of its 10% Series A Convertible Subordinated Debentures due June 30, 2003 (the "Old Debentures") on the due date. The failure constituted an Event of Default under the Indenture dated June 25, 1993 (the "Indenture") between us and American Stock Transfer & Trust Company (the "Trustee").

         On September 4, 2003, we filed a Prepackaged Chapter 11 Plan of Reorganization (File No. LA03-33211-AA) with the United States Bankruptcy Court, Central District of California, Los Angeles Division (the "Bankruptcy Court"). The purpose of the filing was to restructure the Old Debentures.

         Pursuant to the Order of the Bankruptcy Court issued on October __, 2003, the terms of a supplemental indenture between us and the Trustee (the "First Supplemental Indenture") were approved and the terms of the Old Debentures were amended as follows: (i) the maturity date was extended from June 30, 2003 to June 30, 2008; (ii) the conversion price (at which outstanding principal amounts of the Debentures could be converted into shares of our common stock) was reduced to $2.50 per share from $12.00 per share; (iii) the annual interest rate was increased from 10% to 11.5% commencing as of July 1, 2003; and
(iv) our right to redeem any or all of the Debentures at 103% of face value; or at face value if the average closing price of our common stock in the over-the-counter market equals or exceeds the conversion price by at least $2.00 for 20 consecutive trading days, was, in each case, deferred until July 1, 2005. The Old Debentures, as so amended, are referred to herein as the "New Debentures."

         The restructuring may be deemed to constitute the issuance of a new class of securities under the Securities Act of 1933, as amended (the "1933 Act"). We believe that the deemed issuance of a new class of securities (the New Debentures) is exempt from the registration requirements of the 1933 Act pursuant to Section 1145 under Chapter 11 of Title 11 of the United States Code. That section specifically provides that section 5 of the 1933 Act as well as any State or local law requiring registration for offer or sale of a security do not apply to the offer or sale under a (Bankruptcy) Plan of a security of the debtor in exchange for a claim against or an interest in the debtor.

         This change in the terms of the Old Debentures is being made in reliance on the exemption from the registration requirements of the 1933 Act afforded by said Section 1145 of Title 11.



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


                                  AFFILIATIONS

ITEM 3. AFFILIATES

         The following table indicates the names and states of incorporation of our subsidiary corporations and our percentage ownership in each:

                                                   Primedex %       State of
Subsidiary                                         Ownership      Incorporation
----------                                         ---------      -------------
RadNet Management, Inc.                              100%          California
RadNet Managed Imaging Services, Inc.                100%          California
Diagnostic Imaging Services, Inc.                     91%          Delaware
Primedex Corporation                                 100%          California
Radnet Heartcheck Management, Inc.                   100%          California
Radnet Management I, Inc.                            100%          California
Radnet Management II, Inc.                           100%          California
RadNet Sub, Inc.                                     100%          California
SoCal MR Site Management, Inc.                       100%          California
Burbank Advanced Imaging Center, LLC                  75%          California
Rancho Bernardo Advanced Imaging Center, LLC          75%          California


         The following individuals may be deemed to be our affiliates as of September 30, 2003, based upon their ownership of 5% or more of our voting securities and/or the respective positions they hold with us: (i) Howard G. Berger M.D., our president, treasurer, chief executive officer and chief financial officer, as well as one of our directors, may be deemed the beneficial owner of 30.36% of our common stock (including shares issuable upon his conversion of Old Debentures); (ii) Norman R. Hames, one of our vice presidents, our secretary, chief operating officer, and one of our directors, may be deemed the beneficial owner of 6.80% of our common stock (all of which shares are currently issuable upon exercise of currently outstanding warrants); (iii) John
V. Crues III, M.D., one of our vice presidents and one of our directors, may be deemed the beneficial owner of 2.39% of our common stock; (iv) Jeffrey L. Linden, Esq., one of our vice presidents and general counsel, may be deemed the beneficial owner of 3.91% of our common stock; and (v) Michael J. Krane, M.D., beneficial owner of 5.39% shares of our common stock. For further information regarding the common stock ownership of Dr. Berger, the sole owner to our knowledge of ten percent or more of our common stock, see Item 5. We anticipate no change in our affiliates as of the closing date of the restructuring.



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


                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS

         The following table lists the names and complete mailing addresses of all of our directors and executive officers as well as all offices held by them with us.

Name                      Address                          Office(s)
----                      -------                          ---------

Howard G. Berger, M.D.    Primedex Health Systems, Inc     President, Treasurer
                          1510 Cotner Avenue               Chief Executive,
                          Los Angeles, CA 90025            and Chief Financial
                                                           Officer

Norman R. Hames           Primedex Health Systems, Inc.    Vice President,
                          1510 Cotner Avenue               Secretary, Chief
                          Los Angeles, CA 90025            Operating Officer,
                                                           and Director

John V. Crues III, M.D.   Primedex Health Systems, Inc.    Vice President and
                          1510 Cotner Avenue               Director
                          Los Angeles, CA 90025

Jeffrey L. Linden         Primedex Health Systems, Inc.    Vice President,
                          1510 Cotner Avenue               General Counsel
                          Los Angeles, CA 90025


ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES

         The following table lists each person or entity known or believed by us to own 10% or more of our voting securities as of September 30, 2003. We do not anticipate that Dr. Berger will own less than 10% of our voting securities or that another person or entity will own 10% or more of our voting securities upon the completion of the restructuring.

                                                         Percentage of Voting
Name and Complete       Title of       Amount            Securities Beneficially
Mailing Address         Class Owned    Owned             Owned
---------------         -----------    ---------------   -----------------------

Howard G. Berger, M.D.  Common Stock   12,486,145(1)(2)  30.36%(2)
c/o Primedex Health
      Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025


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(1) Dr. Berger has sole voting and dispositive  power with respect to all shares of our common stock, shown as beneficially owned by him, subject to community property laws, and except as set forth in Note (2) to the table.

(2) Includes 19,917 shares of common stock issuable upon conversion of $239,000 in principal amount of Old Debentures owned by Dr. Berger. Upon completion of the restructuring and reduction in the conversion price of the Debentures from $12 per share to $2.50 per share, Dr. Berger will be able to convert the New Debentures into 95,600 shares of common stock. In such event, he will be deemed the beneficial owner of 12,561,828 shares or 30.49% of our voting securities.



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


                                  UNDERWRITERS

ITEM 6. UNDERWRITERS

     (a) No person has acted as an underwriter of any of our securities within three years of the filing of this application.

     (b) We will not retain any underwriters in connection with the deemed issuance of the New Debentures.


                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION

     (a) The following information is furnished as to each class of authorized securities.

                            AS OF SEPTEMBER 30, 2003

Title of Class                           Amount Authorized    Amount Outstanding
--------------                           -----------------    ------------------
Capital Stock

     Common Stock, $.01 par value         100,000,000 shs        41,107,396 shs

     Preferred Stock, $.01 par value        4,400,000                   ---

     Series A 5% Convertible                5,600,000 shs               ---
     Preference Stock, $.01 par value

Debt Securities

     10% Series A Convertible             $25,875,000           $16,208,000
     Subordinated Debentures
     due June 30, 2003(3)

     6.58% Senior Unsecured Note          $   100,000           $   100,000
     due July 2004

     6.58% Senior Unsecured Note          $   100,000           $   100,000
     due July 2005

     6.58% Senior Unsecured Note          $ 1,060,000           $ 1,060,000
     due October 2004

     7.8% Senior Unsecured Note           $   160,000           $   160,000
     due December 2003


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(1) Expressed  in  number of  shares with respect to Common Stock and in dollars with respect to debt securities.

(2) We have outstanding warrants and options with expiration dates varying from May 20, 2004 to April 24, 2011 exercisable to purchase an aggregate 9,043,052 shares of common stock at exercise prices ranging from $.19 to $1.67 per share.

(3) Upon completion of the restructuring, the terms of the 10% Series A Convertible Subordinated Debentures due June 30, 2003, convertible into shares of common stock at a conversion price of $12 per share (the Old Debentures) will be amended. The amended Debentures (the New Debentures) will be due June 30, 2008, will have an annual interest rate of 11.5% and will be convertible into shares of common stock at a conversion price of $2.50 per share.

(4) We are also the guarantor of the obligations of certain of our subsidiaries under two credit lines and various real estate and equipment leases. These obligations aggregate approximately $57,780,000 and mature at various times through September 2018.



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


     (b) Description of the voting rights of each class of voting securities.

         Holders of our common stock are entitled to cast one vote per share at all meetings of stockholders.


                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS

         The New Debentures will be deemed to be issued under the First Supplemental Indenture to be dated as of October _ _, 2003 between us and American Stock Transfer & Trust Company, New York, NY (the "Trustee").

         The following analysis does not purport to be a complete description of the provisions of the First Supplemental Indenture and is qualified in its entirety by reference to the form of First Supplemental Indenture filed with this application as Exhibit T3C. Capitalized terms used below and not otherwise defined shall have the respective meanings as set forth in the First Supplemental Indenture. The parenthetical references to Sections refer to Sections of the First Supplemental Indenture. The terms of the New Debentures include those stated in the First Supplemental Indenture and those made a part of the First Supplemental Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the First Supplemental Indenture.

     (a)   Definition of Default; Withholding of Notice

         Events of Default are defined in the First Supplemental Indenture as being: (a) default in payment of principal on any New Debenture when due; (b) default in payment of any interest on any New Debenture when due, which default continues for 30 days (c) default for 60 days after written notice to us by the Trustee or by the Holders of 25% in principal amount of the Outstanding New Debentures in the performance of any other covenant in the First Supplemental Indenture; and (d) certain events of bankruptcy, insolvency and reorganization of us (Section 6.01). If an Event of Default shall occur and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding New Debentures may declare the principal of all New Debentures to be due and payable. (Section 6.02). The effect of the provisions relating to Events of Default is to enable the holders of the New Debentures to require us to pay the outstanding New Debentures if an Event of Default should occur. If such an event occurs, we may be financially unable to meet any of our obligations, including the New Debentures.

         The Trustee is entitled, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of the New Debentures before proceeding to exercise any trust or power under the First Supplemental Indenture at the request of New Debenture holders. (Section 7.01.) The Holders of a majority in principal amount of the Outstanding New Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee (Section 6.05). The right of a Holder of any New Debenture to institute a proceeding with respect to



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


the First Supplemental Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee, but the Holder of any New Debenture has an absolute right to receive payment of principal (and premium, if any), and interest on such New Debenture on the respective Stated Maturity and Interest Payment Date expressed in such New Debenture and to convert his New Debenture in accordance with the terms thereof, and to institute suit for the enforcement of any such payment or conversion right. (Sections 6.06 and 6.07). The Holders of a majority in principal amount of the Outstanding New Debentures may, on behalf of the Holders of all New Debentures, waive any past default and its consequences under the First Supplemental Indenture, except a default in the payment of the principal of (or premium, if any) or interest, on any New Debenture or a default in respect of a covenant of or provision of the First Supplemental Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding New Debenture affected. (Section 6.04).

         Within 90 days after the occurrence of any default, the Trustee is required to transmit by mail to all Holders notice of such default unless such default shall have been cured or waived, provided, however, except with respect to defaults in the payment of principal, premium, if any, or interest, the Trustee may, under certain circumstances withhold such notice. (Section 7.05).

     (b) Authentication and Delivery; Application of the Proceeds

         Upon execution and delivery of the First Supplemental Indenture, any presently outstanding Debenture (i.e. Old Debenture) shall be deemed to be amended and shall be deemed to contain the terms of the New Debentures. Upon presentation of an Old Debenture to the Trustee, the Trustee shall issue and deliver a New Debenture in its place.

         Two of our officers shall sign any New Debenture by manual or facsimile signature. Our seal shall be reproduced on the New Debentures in facsimile form. Typographical and other minor errors or defects in any reproduction of the seal or any signature shall not affect the validity or enforceability of any New Debenture which has been duly authenticated and delivered by the Trustee. If an Officer whose signature is on a New Debenture no longer holds that office at the time the Trustee authenticates the New Debenture, the New Debenture shall be valid nevertheless; and any New Debenture may be signed on our behalf by such persons as, at the actual date of the execution of the New Debenture, shall be our proper officers, although at the date of the execution and delivery of the First Supplemental Indenture any such person was not such officer.

         A New Debenture shall not be valid or obligatory until the Trustee manually signs the certificate of authentication of the New Debenture. The signature shall be conclusive evidence that the New Debenture has been authenticated under the First Supplemental Indenture.

         We will not receive any proceeds upon execution and delivery of the First Supplemental Indenture and the deemed issuance of the New Debentures.



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


     (c) Release or Substitution of Property Subject to the Lien of the First Supplemental Indenture

         There is no property subject to a lien in order to secure our obligations under the First Supplemental Indenture.

     (d) Satisfaction and Discharge of the First Supplemental Indenture

         We may terminate all of our obligations under the First Supplemental Indenture and under the New Debentures (including outstanding Old Debentures whose terms are amended by order of the Bankruptcy Court), if all such Debentures previously authenticated and issued have been delivered to the Trustee for cancellation (excluding destroyed, lost or stolen Debentures that have been replaced or paid).

         We may terminate all of our obligations under the First Supplemental Indenture if the outstanding New Debentures mature within one year or if all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption; and provided we irrevocably deposit in trust with the Trustee, money or U.S. Government
Obligations sufficient to pay the principal and interest on the New Debentures to maturity or redemption, as the case may be. (Section 8.01) We have agreed not to call any New Debentures for redemption prior to July 1, 2005.

     (e) EVIDENCE OF COMPLIANCE

         Within 120 days after the end of each fiscal year (currently ending on October 31), we are obligated to deliver an Officers' Certificate to the Trustee, stating whether or not the signers know of any Default that occurred during the fiscal year. If they do, the Certificate must describe the Default and its status (Section 4.03)

ITEM 9. OTHER OBLIGATIONS

         We are the only obligor under the First Supplemental Indenture and the New Debentures.



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


                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This application for qualification comprises:

(a)  pages numbered 1 to 10, consecutively (plus exhibits);

(b) the statement of eligibility and qualification of American Stock Transfer & Trust Company as Trustee under the First Supplemental Indenture (the Indenture to be qualified); and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee;

          Exhibit T3A.1.1   Certificate  of  Incorporation  as  amended  through
                            November 17, 1992(a)

          Exhibit T3A.1.2   December 27, 2000  amendment to the  Certificate  of
                            Incorporation(b)

          Exhibit 3.2       By-Laws(c)

          Exhibit T3C       Form of First  Supplemental  Indenture with Table of
                            Contents between  Primedex Health Systems,  Inc. and
                            American Stock Transfer & Trust Company, as Trustee

          Exhibit T3D       Not  applicable.  Section  3(a)(10)  of the 1933 Act
                            does not apply to reorganizations under Title 11 of the United States Code

          Exhibit T3E       Proposed form of letter to be sent to the holders of
                            the   Indenture   securities   setting   forth   the
                            Bankruptcy   Court   Confirmation  of  the  Plan  of
                            Reorganization and the terms of amendment of the Old
                            Debenture

          Exhibit T3F       A cross reference sheet showing the locations in the
                            First  Supplemental   Indenture  of  the  provisions
                            included pursuant to sections 310 through 318(a) of the Trust Indenture Act

          Exhibit T3G       Statement of eligibility  and  qualification  of the
                            Trustee on Form T-1



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(a)  Incorporated  by  reference  to  exhibits  3a(1) and 3a(2)  filed  with our
Registration Statement on Form S-1 (File No. 33-51870).

(b) Incorporated by reference to exhibit 3.1.3 filed with our annual report on Form 10-K for the year ended October 31, 2000.

(c) Incorporated by reference to exhibit 3.2 filed with our annual report on Form 10-K for the year ended October 31, 2002.



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


                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primedex Health Systems, Inc., a corporation organized and existing under the laws of the State of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and State of California, on the 8th day of October, 2003.


                                                  PRIMEDEX HEALTH SYSTEMS, INC.


CORPORATE                                         By      s/ Howard G. Berger
  SEAL                                              ----------------------------
                                                     Name:  Howard G. Berger
                                                     Title: President

Attest   s/Norman R. Hames
       -------------------------
         Name: Norman R. Hames
         Title: Secretary







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